Date of Request: January 10, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Thomas Jones
Mary Beth Breslin

Re:	GCT Semiconductor, Inc. – Request to Withdraw Registration Statement on
Form S-1 (File No. 333-176845)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), GCT Semiconductor, Inc. (the “Registrant”) hereby requests the immediate withdrawal of the above-referenced registration statement, together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on September 15, 2011.

In light of the current market conditions, the Registration has determined not to pursue the contemplated public offering at this time and hereby requests the immediate withdrawal of the Registration Statement. The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Registration Statement has not been declared effective by the Commission.

In accordance with Rule 457(p) under the Securities Act, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for any future use.

Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practical date hereafter. Please send copies of the Order to the undersigned at GCT Semiconductor, Inc., 2121 Ringwood Avenue, San Jose, California 95131, gkulzer@gctsemi.com, with a copy to the Company’s counsel, Morgan, Lewis & Bockius LLP, Attn: E. John Park, 2 Palo Alto Square, 3000 El Camino Real, Suite 700, Palo Alto, California 94306, john.park@morganlewis.com.

The Registrant advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

If you have any questions with respect to this matter, please contact E. John Park or Albert Lung of Morgan, Lewis & Bockius LLP at (650) 843-7595 or (650) 843-7263, respectively.

Sincerely,
GCT SEMICONDUCTOR, INC.

By:	/s/ Gene Kulzer
Gene Kulzer
Chief Financial and Administrative Officer

CC:	Thomas W Kellerman, Morgan, Lewis & Bockius LLP